EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 4, 2014

Seabridge Gold Reports Sale of Grassy Mountain NPI Not Proceeding

Toronto (Canada) – Seabridge Gold today reported that its agreement to sell its 10% net profits interest in the Grassy Mountain Project for proceeds of US$7.5 million will not proceed. The sale was conditional on the concurrent completion of the sale to Rockstar Resources Inc. ("Rockstar") by Calico Resources Corp. ("Calico") of its wholly owned subsidiary, Calico Resources USA Corp. ("Calico USA"), as announced by Calico on December 3, 2013. Calico USA is the owner of the Grassy Mountain Project, having acquired it from Seabridge upon exercise of an option for a 100% interest in the project originally granted in April, 2011.

In its news release of today, Calico reports that it has not received from Rockstar Resources Inc. the required second down payment under the memorandum of agreement dated Dec. 2, 2013. As a result, Calico reports that it has delivered to Rockstar Resources a written notice of default advising, amongst other things, that Rockstar's right to purchase Calico USA has come to an end and the initial down payment has become non-refundable and will be retained by Calico.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net